02023519

Uf 7-31-02

[ED STATES]
[SECURITIES AND] EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 0 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JANSSEN PARTNERS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1979 Marcus Avenue
(No. and Street)

Lake Success (City) NY (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Benvenuto (516)-396-1234
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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OATH OR AFFIRMATION

I, Michael Benvenuto swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael Benvenuto
Signature

Chief Financial Officer
Title

Sandra Curatolo 5/7/02
Notary Public

SANDRA CURATOLO
NOTARY PUBLIC, State of New York
No. [illegible]5046498
Qualified in Nassau County
Commission Expires 07/17/03

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

JANSSEN PARTNERS, INC.

CONTENTS
December 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Janssen Partners, Inc.

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1, this financial statement contains securities which are not readily marketable, amounting to $67,584 at December 31, 2001 (17% of stockholder's equity) which have been valued at fair value as determined by management. We have reviewed the procedures used by management in arriving at its estimate of the value of such securities and have inspected underlying documentation, and under these circumstances we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ from those which would have been used had a ready market existed, and the differences could be material.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 24, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

JANSSEN PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Due from Clearing Broker	$	8,303
Securities Owned - at fair value		304,147
Property and Equipment, at cost, net of accumulated depreciation of $25,458		71,280
Prepaid Expenses and Other Assets		40,606
Total Assets	$	424,336
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	21,391
Other liabilities		13,730
Total liabilities		35,121
Commitments		
Stockholder's Equity:		
Common stock - $0.01 par value; authorized and issued 100 shares		1
Additional paid-in capital		1,829,495
Accumulated deficit		(1,440,281)
Total stockholder's equity		389,215
Total Liabilities and Stockholder's Equity	$	424,336

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the Nasdaq National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting unrealized gains and losses reflected in income.

Included in securities owned are $67,584 of securities which do not have a ready market. These securities have been valued at fair value using methods determined in good faith by management after consideration of all pertinent information. Because of the inherent uncertainty of valuation of these securities, management's estimate of fair value may differ from those that would have been used had a ready market existed, and the differences could be material.

This financial statement reflects income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Cash and cash equivalents include money market accounts.

For federal income tax purposes, the Company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow through directly to the stockholder. State taxes are payable at reduced rates.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's customers and security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2001, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2001, these balances were fully collateralized by securities owned by the customers.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of:

		Depreciation Period
Furniture and fixtures	$19,845	7 years
Telephone equipment	31,474	7 years
Leasehold improvements	45,419	10 years
	$96,738	

4. COMMITMENTS:

The Company is obligated under an operating lease from a related party for office facilities, which expires on July 31, 2013. The lease is subject to escalations for increases in the Company's pro rata share of real estate taxes and other operating expenses.

The future aggregate minimum rental commitments under the above lease are as follows:

Year ending December 31,	
2002	$ 53,107
2003	54,699
2004	56,399
2005	58,027
2006	59,768
2007 and thereafter	440,517
	$722,517

5. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $145,161, which was $45,161 in excess of its required net capital of $100,000.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.